U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated August 7, 2003	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: August 15, 2003	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY REPORTS RECORD NET INCOME AND EARNINGS
PER SHARE FOR QUARTER AND SIX MONTHS

Toronto, Ontario (August 7, 2003) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter and six months ended June 30, 2003.

Q2 2003 Summary

•     Diluted earnings per share increased 67% to a quarterly record of 55 cents (diluted)
•     Net income increased 68% to a quarterly record $27.3 million
•     Gross premiums written increased 25% to $629.9 million
•     Net premiums earned increased 56% to a quarterly record of $621.3 million
•     Combined ratio improved to 99.2% compared to Q2 last year
•     Annualized return on equity was 18.2% compared to 11.8% for Q2 last year

Net income increased by 68% to $27.3 million, compared to $16.2 million reported in the second quarter of last year. Net income for the six month period was a record $51.7 million, an increase of 59% over the $32.5 million reported last year. Return on equity on an annualized basis improved to 18.2% for the quarter and 17.2% for the six months compared to 11.8% and 11.9%, respectively for the same periods last year.

Diluted earnings per share was 55 cents for the quarter, compared to 33 cents for the second quarter of 2002 last year. For the six month period, diluted earnings per share increased by 58% to $1.04.

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the second quarter and for the six month period the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability to the same periods of 2002. Had the results of the U.S. operations for this quarter been translated at the same exchange rates as the same periods last year, net income and earnings per share for the quarter would have been further increased by $3.2 million and 6 cents, respectively, and for the six month period by $4.4 million and 9 cents, respectively.

“We are pleased to report record net income and earnings per share for the fourth consecutive quarter”, said Bill Star, President & Chief Executive Officer. “We are extremely pleased with the results of our U.S. operations, and in particular, our non-standard auto results in Illinois which were exceptional. We achieved record earnings despite the impact of currency translation of our U.S. dollar earnings and the results of our Canadian operations.”

Premium Growth

During the second quarter of 2003, gross premiums written increased 25% to $629.9 million compared with $502.6 million last year. For the year to date gross premiums written increased by 45% to $1.3 billion compared to $919.0 million last year.

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For the quarter, gross premiums written from U.S. operations increased 25% to $453.9 million compared with $362.2 million last year and Canadian operations grew 25% to $176.0 million. For the six months, gross premiums written by the U.S. operations were $1.0 billion, an increase of 50% over last year, and for the Canadian operations were $303.1 million, an increase of 30% over last year.

For the six month period, gross premiums written from trucking and commercial automobile increased 69% over last year to $585.2 million. Gross premiums written from non-standard automobile increased 19% over last year to $465.1 million.

Net premiums written increased 46% to $1.3 billion compared with $870.1 million for the first six months of last year. Net premiums earned increased 65% to a record $1.2 billion for the first six months of this year, compared with $709.6 million last year.

Underwriting Profit & Combined Ratio

The combined ratio of 99.2% for the second quarter produced an underwriting profit of $4.7 million, compared with $0.3 million reported in the second quarter of 2002. The combined ratio improved to 98.1% compared with 99.7% in the first six months of 2002, which produced a record six month underwriting profit of $22.5 million compared with $2.5 million in the first half of last year. The U.S. operations combined ratio improved to 96.1% compared to 96.6% in the first half of last year and for the Canadian operations improved to 105.4% compared to 108.4% for the same period last year.

Investment Income

Investment income increased to $19.2 million ($34.9 million year to date) compared with $17.0 million ($30.8 million year to date) for the second quarter of 2002. Realized gains amounted to $9.5 million ($8.8 million year to date) compared with $1.6 million ($5.3 million year to date) in the second quarter of 2002. Unrealized gains on the investment portfolio increased to $66.6 million ($1.36 per share outstanding) at June 30, 2003 compared with $21.9 million at March 31, 2003 as a result of the Company’s increased investment in common shares during the first half of 2003.

Net Income

Net income for the quarter was $27.3 million, a 68% increase over the $16.2 million reported in the second quarter last year. In the fourth quarter of 2002, in order to be more consistent with the industry practice and its treatment of expenses on its program business, the Company commenced deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business. The impact of this was an increase in net income of $2.8 million ($7.3 million year to date) or 6 cents per share diluted (15 cents per share diluted year to date) in the second quarter of 2003.

Balance Sheet

Total assets as at June 30, 2003 grew to $3.1 billion. During the quarter, shareholders’ equity was reduced by $40.0 million ($74.0 million year to date) and book value by 82 cents ($1.51 year to date) as a result of the unrealized currency translation adjustment. Despite this adjustment, book value per share increased by 7% to $12.09 from $11.29 a year ago. The investment portfolio, including cash and accrued investment income, increased to $2,192.0 million (market value $2,258.6 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. Investment portfolio per share increased 4% to $44.78 compared to $42.93 as at December 31, 2002.

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Subsequent Event

The Company completed its previously announced common share offering in July 2003. In total, 6,710,000 common shares were issued for gross proceeds of $112,057,000.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2002 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call

The Company will host a conference call today at 4:00 p.m. A live broadcast of the conference call can be accessed at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=596420. You may also link to the broadcast through our website at www.kingsway-financial.com.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2003	2002	2003	2002
	(unaudited)

Gross premiums written	$629,928	$502,647	$1,332,488	$919,044

Net premiums written	$607,192	$469,829	$1,273,855	$870,146

Revenue:
Net premiums earned	$621,280	$399,277	$1,172,535	$709,646
Investment income	19,169	16,981	34,935	30,751
Net realized gains	9,477	1,604	8,789	5,317

	649,926	417,862	1,216,259	745,714
Expenses:
Claims incurred	441,451	286,125	830,115	505,914
Commissions and premium taxes	141,144	79,061	255,453	143,208
General and administrative expenses	33,993	33,808	64,425	58,046
Interest expense	5,048	2,932	9,510	5,754
Amortization of intangibles	214	-	444	-

	621,850	401,926	1,159,947	712,922

Income before income taxes	28,076	15,936	56,312	32,792
Income taxes	812	(286)	4,654	311

Net income	$27,264	$16,222	$51,658	$32,481

Earnings per share:
Basic:	$0.56	$0.34	$1.06	$0.67
Diluted:	$0.55	$0.33	$1.04	$0.66
Weighted average shares outstanding:
Basic:	48,931	48,750	48,880	48,714
Diluted:	49,531	49,445	49,507	49,486
Claims ratio	71.0%	71.7%	70.8%	71.3%
Expense ratio	28.2%	28.2%	27.3%	28.4%
Combined ratio	99.2%	99.9%	98.1%	99.7%
Underwriting profit	$4,692	$283	$22,542	$2,478
Return on equity (annualized)	18.2%	11.8%	17.2%	11.9%
Book value per share			$12.09	$11.29

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2003 (unaudited)	Dec. 31 2002 (audited)

ASSETS
Cash	$ 81,951	$ 244,921
Investments	2,089,226	1,833,744
Accrued investment income	20,843	16,223
Accounts receivable and other assets	347,339	334,603
Due from reinsurers and other insurers	193,876	164,742
Deferred policy acquisition costs	173,234	178,574
Income taxes recoverable	8,658	3,851
Future income taxes	52,665	59,505
Capital assets	56,723	43,981
Goodwill and intangible assets	90,655	104,290

	$3,115,170	$2,984,434

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 156,515	$ 170,390
Accounts payable and accrued liabilities	90,979	122,606
Unearned premiums	775,551	776,323
Unpaid claims	1,357,909	1,200,554
Senior unsecured debentures	78,000	78,000

	2,458,954	2,347,873

Subordinated indebtedness	64,408	23,636

SHAREHOLDERS’ EQUITY
Share capital	358,408	357,192
Issued and outstanding number of common shares
48,955,629 - June 30, 2003
48,794,212 - December 31, 2002

Currency translation adjustment	(62,901)	11,090
Retained earnings	296,301	244,643

	591,808	612,925

	$3,115,170	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2003 and December 31, 2002
(In thousands of Canadian dollars)

1.    Investments:

	June 30, 2003

	Carrying amount	Fair value

Term deposits	$ 207,237	$ 207,223
Bonds:
Government	600,372	612,328
Corporate	959,574	982,743
Preferred shares	3,267	3,382
Common shares	233,709	265,049
Financed premiums	85,067	85,067

	$2,089,226	$2,155,792

	December 31, 2002

	Carrying amount	Fair value

Term deposits	$ 506,575	$ 506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

CONSOLIDATED STATEMENTS OF CASHFLOWS
For the six months ended June 30, 2003 and 2002
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30:
	2003	2002	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$27,264	$16,222	$51,658	$32,481
Items not affecting cash:
Amortization	2,023	1,782	3,487	3,114
Future income taxes	(4,568)	(2,974)	(4,141)	(4,342)
Net realized gains	(9,477)	(1,604)	(8,789)	(5,317)
Amortization of bond premiums & discounts	3,084	257	5,681	1,024

	18,326	13,683	47,896	26,960

Net change in non-cash balances:	111,107	92,806	178,061	140,535

	129,433	106,489	225,957	167,495

Financing activities:
Increase of share capital, net	414	259	1,216	732
Increase (decrease) in bank indebtedness	(6,548)	38,160	8,743	38,154
Increase in subordinated indebtedness	44,458	-	44,458	-

	38,324	38,419	54,417	38,886

Investing activities:
Purchase of investments	(2,133,793)	(720,009)	(4,530,957)	(1,399,678)
Proceeds from sale of investments	1,859,049	649,785	4,109,862	1,266,635
Financed premiums receivable, net	(1,689)	(2,078)	(1,756)	9,330
Purchase of subsidiary, net of cash acquired	-	(34,428)	-	(34,428)
Net change to capital assets	(20,908)	(2,515)	(20,493)	(5,240)

	(297,341)	(109,245)	(443,344)	(163,381)

Increase (decrease) in cash during period	(129,584)	35,663	(162,970)	43,000

Cash, beginning of period	211,535	103,537	244,921	96,200

Cash, end of period	$81,951	$139,200	$81,951	$139,200